Filed by Farmland Partners Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: American Farmland Company
Commission File No.: 001-37592
Form S-4 File No.: 333-213925

The following is the text of a letter sent to certain Farmland Partners Inc. stockholders on January 3, 2017.

YOUR VOTE IS IMPORTANT

PLEASE VOTE YOUR PROXY TODAY

January 3, 2017

Dear Fellow Stockholder,

We recently sent you proxy materials in connection with the Special Meeting of Stockholders of Farmland Partners Inc., to be held on January 31, 2017. According to our latest records, we have not received your voting instructions in connection with the Special Meeting of Stockholders. Your vote is extremely important no matter how many shares you hold.

For the reasons set forth in the joint proxy statement/prospectus, dated December 22, 2016, our Board of Directors unanimously recommends that you vote “FOR” Proposals 1 and 2 (each copied below for reference).

1)             a proposal to approve the issuance of shares of FPI common stock in the Company Merger (as defined below) pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of September 12, 2016, by and among FPI, Farmland Partners Operating Partnership, LP (“FPI OP”), Farmland Partners OP GP LLC (“FPI OP GP”), FPI Heartland LLC (“Merger Sub”), FPI Heartland Operating Partnership, LP (“Merger Partnership”), FPI Heartland GP LLC (“Merger Sub GP”), American Farmland Company (“AFCO”) and American Farmland Company L.P. (“AFCO OP”), the issuance of shares of FPI common stock issuable upon redemption of Class A common units of limited partnership interest of FPI OP (“FPI OP Units”) issued in the Partnership Merger (as defined below) and the issuance of shares of FPI common stock in respect of fully vested and earned restricted stock units of AFCO (“AFCO RSUs”). The Merger Agreement provides for (i) AFCO to merge with and into Merger Sub with Merger Sub continuing as the surviving entity (the “Company Merger”), and (ii) Merger Partnership to merge with and into AFCO OP with AFCO OP continuing as the surviving entity (the “Partnership Merger” and, together with the Company Merger, the “Mergers”); and

2)             a proposal to approve one or more adjournments of the FPI special meeting to another date, time or place, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the proposal to approve the issuance of shares of FPI common stock in the Company Merger, the issuance of shares of FPI common stock issuable upon redemption of FPI OP Units issued in the Partnership Merger and the issuance of shares of FPI common stock in respect of fully vested and earned AFCO RSUs.

You may use one of the following quick and simple methods to promptly vote your shares:

Please call D.F. King & Co., Inc. toll free at (888) 288-0951 for assistance with voting your shares.

On behalf of your Board of Directors, thank you in advance for your participation in this important vote.

Sincerely,

/s/ PAUL A. PITTMAN

Paul A. Pittman
Chairman and Chief Executive Officer